Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Our earnings were insufficient to cover fixed charges for the three months ended March 31, 2014, and the fiscal years ended December 31, 2013, 2012, 2011, 2010 and 2009. The following table sets forth our deficiency of earnings to cover fixed charges for the three months ended March 31, 2014, and the fiscal years ended December 31, 2013, 2012, 2011, 2010 and 2009.

	Three Months Ended, March 31,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
	(In thousands, except ratio)
Fixed Charges:
Interest expense	$472	$1,518	$2,283	$2,309	$1,397	$1,242
Interest portion of rental expense	—	—	—	—	—	—

Total fixed charges	$472	$1,518	$2,283	$2,309	$1,397	$1,242

Loss:
Net loss before provision for income taxes	$(9,631)	$(23,426)	$(33.363)	$(20,101)	$(14,344)	$(20,119)
Fixed charges per above	$472	$1,518	$2,283	$2,309	$1,397	$1,242

Total adjusted loss	$(9,159)	$(21,908)	$(31,080)	$(17,792)	$(12,947)	$(18,877)

Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges(1)	$(9,159)	$(21,908)	$(31,080)	$(17,792)	$(12,947)	$(18,877)

(1)	Ratios of earnings to fixed charges that are less than one to one are not presented herein as the there is a deficiency in earnings available to cover fixed charges the three months ended March 31, 2014, and the fiscal years ended December 31, 2013, 2012, 2011, 2010 and 2009.